ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Announcement:

‘National Grid – Interim Management Statement’

[NATIONAL GRID LOGO HERE]

5 February 2009

National Grid plc Interim Management Statement
for the period 1 October 2008 to 4 February 2009

HIGHLIGHTS

•	Trading remains strong and in line with expectations.

•	Successful funding programme continues with c. £1.3 billion raised since 1 January 2009.

•	KeySpan synergy savings expected to be well in excess of $100 million run rate target by 31 March 2009.

•	Good progress with US gas rate case filings.

FINANCIAL UPDATE

National Grid continues to trade in line with expectations and we expect to recommend a full-year dividend in line with our policy.

We expect a strong performance in our Transmission and Gas Distribution businesses this financial year. Within the period we have benefited from a strong dollar exchange rate. The integration of KeySpan is progressing ahead of plan and we have already achieved the $100 million synergy savings run rate. By 31 March, we expect this run rate to be well in excess of target. A one in twenty year ice storm across our US service areas in December will impact the results in our Electricity Distribution and Generation business by an expected $90 million, although much of this cost is recoverable under US rate plans. In the current challenging market conditions, we have taken action to defer property sales in order to preserve value.

Our £3.2 billion investment programme for the current year remains on target. Our funding programme for 2008/09 is now complete and we are making good progress pre-funding 2009/10. We have issued c. £1.3 billion of long term debt since 1 January 2009, building on our successful debt issuance programme in 2008. We remain confident that we will continue to be able to finance our current investment programme through the debt markets. We actively manage our interest rate risk, with 56 per cent of our long term debt either floating-rate or index- linked and we expect our financing costs to benefit from falling interest rates and lower inflation. The strong appreciation of the dollar in the period since 30 September 2008 has increased the sterling value of both our US net assets by around £2.9 billion and dollar denominated net debt by around £2.6 billion as compared with the position reported at 30 September.

Our UK regulated revenues are subject to an RPI + X indexation at the start of each financial year. For the purpose of setting revenue for 2009/10 the average RPI + X element of the rate increases are expected to be 5.2* per cent.

BUSINESS UPDATE

We continue to make good progress with our gas rate case filings in the US. On 24 November 2008 the Rhode Island Public Utilities Commission agreed the Narragansett Gas Distribution rate case. This provided for a 10.9 per cent increase in revenues and an allowed return on equity of 10.5 per cent. The Niagara Mohawk and New Hampshire gas rate case filings are currently under review and are the subject of constructive dialogue with regulators. These filings proposed increased revenues to provide for higher returns and to recover increased costs. We expect a conclusion to be reached shortly on both rate cases.

In our Electricity Distribution business we met all our 2008 reliability targets in Niagara Mohawk, Narragansett and Massachusetts Electric and our US gas business met all regulatory targets for the calendar year.

On 30 December 2008, commercial operations commenced at the Phase 2 expansion of our Isle of Grain LNG importation facility. The expanded facility is the largest LNG importation terminal in the UK, with the capacity to supply around 12 per cent of the UK’s gas demand.

On 17 December 2008, we announced that Robert Catell will retire as an Executive Director of the Company on 31 March 2009. He will continue as a Non-Executive Director and Deputy Chairman of National Grid, as well as Non-Executive Chairman of National Grid USA, until the conclusion of the Company’s Annual General Meeting on 27 July 2009.

• weighted average RPI + X revenue increase for UK Gas Distribution, Gas Transmission and Electricity Transmission based on their regulatory asset value at 31 March 2008.

CONTACTS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)

George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)

Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)

Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973 447 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Chris Mostyn	+1 718 403 2747	+1 347 702 3740 (m)

Gemma Stokes	+44 (0)1926 656555	+44 (0) 7974 198333 (m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

• CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.